Delisting Determination,The Nasdaq Stock Market, LLC,
May 29, 2009, Source Interlink Companies, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Source Interlink Companies, Inc.
(the Company), effective at the opening of the trading session on June 8, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
5100, 5110(b) and IM-5100-1. The Company was notified of the Staffs determination on May 5, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 14, 2009.